As filed with the Securities and Exchange Commission on January 23, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORTHOVITA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Christine J. Arasin, Esquire

Vice President and Corporate Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, Pennsylvania 19355

(610) 640-1775

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard A. Silfen, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103-4196

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,783,368	$85.45

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 795,248 shares of common stock of Orthovita, Inc. having an aggregate value of $2,783,368 as of November 15, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value, and the filing fee in the amount of $85.45 was paid in connection with the initial filing of this Schedule TO on November 19, 2007 in accordance with applicable rules and regulations in effect on such date. Since such date, there has been no change in the number of shares of common stock of Orthovita, Inc. subject to options to which this offer relates. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) further amends the tender offer statement on Schedule TO originally filed on November 19, 2007 by Orthovita, Inc., a Pennsylvania corporation (the “Company” or “Orthovita”) (as amended by Amendment No. 1 thereto filed with the SEC on December 21, 2007 (“Amendment No. 1”) and, as amended to the time of filing of Amendment No. 2 thereto, the “Schedule TO”). This Amendment No. 2 is intended to be the final amendment filed by the Company with respect to the Schedule TO. The Schedule TO relates to an offer by the Company to afford certain option holders the opportunity to exchange outstanding stock options for shares of the Company’s common stock, par value $0.01 per share (the “Offer”), upon the terms and subject to the conditions as set forth in the “Offer to Exchange” dated November 19, 2007, as amended in accordance with the terms of the Offer set forth in the Schedule TO. These options were granted under Orthovita’s 2007 Omnibus Equity Compensation Plan, as successor to the Orthovita, Inc. 1997 Equity Compensation Plan, as amended. The original Offer expired on December 20, 2007 at 5:00 p.m., U.S. Eastern time. As described in Amendment No. 1, a subsequent offering period of twenty (20) business days (the “Subsequent Offering Period”) with respect to the Offer commenced on December 21, 2007 and expired on January 22, 2008 at 5:00 p.m., U.S. Eastern time (the “Expiration Date”). During the Subsequent Offering Period, options to purchase an additional 156,050 shares of the Company’s common stock were tendered and accepted for exchange. Accordingly, including the options tendered and accepted for exchange pursuant to the Offer prior to the commencement of the Subsequent Offering Period, as of the Expiration Date, options to purchase a total of 710,025 shares of the Company’s common stock, or 89.3 % of the shares subject to Eligible Option Grants, were tendered and accepted for exchange. Except as amended hereby, all terms of the Offer and the Schedule TO shall remain the same. Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them elsewhere in the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION

In accordance with Rule 14d-3(b) under the Exchange Act, Amendment No. 2 constitutes the final amendment to the tender offer statement.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

Exhibit Number	Description

Exhibit 99.(a)(1)(M)	Letter dated January 23, 2008 from Investor Relations to holders of Eligible Option Grants relating to the Expiration of the Subsequent Offering Period.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2008

ORTHOVITA, INC.

By:	/s/ Antony Koblish
President and Chief Executive Officer

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